UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

July 13, 2010

Commission File Number: 333-142287

NXP B.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

This report contains a copy of the press release entitled: “Trading Update: NXP Semiconductors Announces Indicative Preliminary Second Quarter 2010 Results”, dated July 13, 2010.

This report also contains a copy of our press release entitled “NXP announces Notes Offering”, dated July 13, 2010.

Exhibits

1.	Press release entitled: “Trading Update: NXP Semiconductors Announces Indicative Preliminary Second Quarter 2010 Results” dated July 13, 2010.

2.	Press release entitled: “NXP announces Notes Offering” dated July 13, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 13th day of July 2010.

NXP B.V.

/s/ K.-H. Sundström
K.-H. Sundström, CFO

Trading Update: NXP Semiconductors Announces Indicative

Preliminary Second Quarter 2010 Results

Second Quarter 2010 Highlights:

•

Second quarter sales between $1,190M and $1,200M compared to $1,165M in the first quarter of 2010. A comparable sequential sales growth of between 5.5% and 6.4% and a nominal sales growth of between 2.1% and 3.0%.

•	Income from operations for the second quarter between $87M and $93M, compared to nil in the first quarter of 2010.
•

Cash position of $842M at the end of the second quarter, slightly down from $870M at the end of the first quarter, despite interest payments in the second quarter amounting to $110M and unfavourable translation effects on liquid assets of approximately $50M.

•	Total debt at the end of the second quarter amounted to $5,055M, compared to $5,177M at the end of the first quarter of 2010.

Key data

($ in millions, unless otherwise stated)	Q1 2010	Q2 2010
Sales	1,165	1,190 to 1,200
Income (loss) from operations	0	87 to 93
Effects of PPA, Restructuring charges and Other incidental items	(144)	(90) to (94)
Cash and cash equivalents	870	842
Debt	5,177	5,055

Eindhoven, The Netherlands, July 13, 2010—NXP Semiconductors today announced its indicative preliminary second quarter 2010 results.

NXP total sales were between $1,190 and 1,200 million in the second quarter of 2010, reflecting comparable growth of between 5.5% and 6.4% and nominal growth of between 2.1% and 3.0%, as compared to the first quarter of 2010. The increase was visible across all business segments and regions.

Income from operations (IFO) was a profit of between $87 and $93 million in the second quarter of 2010, compared to nil in the first quarter of 2010. IFO in the second quarter of 2010 included depreciation and amortization, excluding PPA effects, which aggregated to a total charge of $85 million, compared to $108 million in the first quarter of 2010. Depreciation and amortization in the second quarter of 2010 included $1 million related to depreciation of property, plant and equipment from disposals that occurred in connection with our restructuring activities and other incidental items, compared to $21 million in the first quarter of 2010.

NXP’s cash position at the end of the second quarter of 2010 was $842 million compared to $870 million at the end of the first quarter of 2010. The cash position was impacted by interest payments in the second quarter amounting to $110 million and unfavourable translation effects on liquid assets of approximately $50 million. NXP’s total debt amounted to $5,055 million at the end of the second quarter compared to $5,177 million at the end of the first quarter of 2010. The decrease in total debt was due to the exchange rate differences at the end of the second quarter of 2010.

The actual second quarter results may differ materially from these second quarter estimates.

The full Q2 report is expected to be available on the NXP website www.nxp.com/investor in the first half of August.

About NXP Semiconductors

NXP Semiconductors provides High Performance Mixed Signal and Standard Product solutions that leverage its leading RF, Analog, Power, Digital Processing and manufacturing expertise. These innovations are used in a wide range of automotive, industrial, consumer, lighting, medical, computing and identification applications. Headquartered in Europe, the company has about 28,000 employees working in more than 25 countries and posted sales of USD 3.8 billion in 2009.

Forward-looking Statements

This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of NXP and certain plans and objectives of NXP with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

For further information, please contact:

Investors:

Albert Hollema

albert.hollema@nxp.com

+31 40 27 25610

Media:

Lieke de Jong-Tops

lieke.de.jong-tops@nxp.com

Tel. +31 40 27 25202

NOT FOR DISTRIBUTION IN ITALY

NXP Announces Note Offering

Eindhoven, the Netherlands, July 13, 2010. NXP B.V. (“NXP”) announced today that it intends, together with NXP Funding LLC, to offer USD 600 million aggregate principal amount of senior secured notes due 2018 in a private offering pursuant to Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”). NXP currently intends to use the proceeds from the offering to repay certain of its existing notes through redemption calls, open market purchases, privately negotiated transactions, tender offers or some combination thereof, depending upon, among other things, market conditions, and to pay fees and expenses related to the offering.

This announcement is for informational purposes only. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. Neither this document nor the information contained herein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offer or sale of the new notes shall be made in any jurisdiction where such an offer or sale would be unlawful. Any securities referred to herein have not been and will not be registered under the Securities Act, and may not be offered or sold without registration thereunder or pursuant to an available exemption therefrom.

This press release is not for distribution to any Italian person or any address in the Republic of Italy.

Forward-Looking Statements

This press release includes forward-looking statements. When used in this press release, the words “anticipate,” “believe,” “estimate,” “forecast,” “expect,” “intend,” “plan” and “project” and similar expressions, as they relate to NXP, its management or third parties, identify forward-looking statements. Forward-looking statements include statements regarding NXP’s business strategy, financial condition, results of operations, and market data, as well as any other statements that are not historical facts. These statements reflect beliefs of NXP’s management, as well as assumptions made by its management and information currently available to NXP. Although NXP believes that these beliefs and assumptions are reasonable, the statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties expressly qualify all subsequent oral and written forward-looking statements attributable to NXP or persons acting on its behalf.

About NXP Semiconductors

NXP Semiconductors provides High-Performance Mixed-Signal and Standard Product solutions that leverage its leading RF, Analog, Power Management, Interface, Security and Digital Processing expertise. These innovations are used in a wide range of automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing applications. Headquartered in Europe, the company has approximately 28,000 employees working in more than 25 countries and posted sales of USD 3.8 billion in 2009.

For further information, please contact:

Media:

Lieke de Jong-Tops

+31 40 27 25202

lieke.de.jong-tops@nxp.com

Investors:

Albert Hollema

+31 40 27 25610

albert.hollema@nxp.com

Investor Relations

High Tech Campus 60

5656 AG Eindhoven

The Netherlands